SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the year ended December 31, 2001

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the transition period from _____________ to _____________

Commission file number: 0-24947

UNITED COMMERCIAL BANK
SAVINGS PLUS PLAN

(Full title of the plan)

UCBH HOLDINGS, INC.
711 Van Ness Avenue
San Francisco, CA 94102-3224

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

SIGNATURES
Consent of Independent Accountants

REQUIRED INFORMATION

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001

Notes to Financial Statements.

Supplementary Schedule:

Schedule I
Form 5500, Item 4i — Schedule of assets held for investment at December 31, 2001

Note —	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Exhibit filed with this Report:

Exhibit 23.1	Consent of Independent Accountants

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the United Commercial Bank Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2002	United Commercial Bank Savings Plus Plan

	By:	/s/ Jonathan H. Downing

Jonathan H. Downing Executive Vice President, Chief Financial Officer and Treasurer of UCBH Holdings, Inc. and Member, United Commercial Bank Savings Plus Plan Committee

United Commercial Bank
Savings Plus Plan

Financial Statements and
Supplementary Schedule
December 31, 2001

United Commercial Bank Savings Plus Plan
Index to Financial Statements and Supplementary Schedule

		Pages

Report of independent accountants		1
Statements of net assets available for benefits December 31, 2001 and 2000		2
Statement of changes in net assets available for benefits for the year ended December 31, 2001		3
Notes to financial statements		4 - 6
Supplementary Schedule:
Schedule I
Form 5500, Item 4i -	Schedule of assets held for investment at December 31, 2001	7

Note —	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of the
United Commercial Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Commercial Bank Savings Plus Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 on the basis of accounting described in Note 2. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 2 and as permitted under the Department of Labor Rules and Regulations, the Plan prepares its financial statements on a modified basis of cash receipts and disbursements which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Francisco, California
June 5, 2002

United Commercial Bank Savings Plus Plan
Statements of Net Assets Available for Benefits
(modified cash basis)

	December 31,

	2001	2000

Assets
Cash	$17,794	$—
Investments	12,496,235	11,349,472

Net assets available for benefits	$12,514,029	$11,349,472

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
(modified cash basis)

For the Year Ended
December 31, 2001

Additions
Additions to net assets attributed to:
Net depreciation in fair value of investments	$(704,876)
Investment income	298,228

(406,648)

Contributions:
Employee contributions	474,428
Employer contributions	1,782,062
Rollover	16,755

2,273,245

Total additions	1,866,597

Deductions
Deduction from net assets attributed to distributions to participants	700,258

Transfers	(1,782)
Net increase in net assets available for benefits	1,164,557

Net assets available for benefits, beginning of year	11,349,472

Net assets available for benefits, end of year	$12,514,029

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2001 and 2000

1. Description of Plan

Organization and Plan benefits

The United Commercial Bank Savings Plus Plan (the “Plan”) was established to provide eligible United Commercial Bank (“UCB”) employees an opportunity to participate in tax deferred savings in order to augment their retirement income. Further information regarding the Plan is available in the United Commercial Bank Savings Plus Plan document, amended and restated effective January 1, 1989 (the “Plan Document”), and in the related summary plan description.

Plan administration

The United Commercial Bank Savings Plus Plan Committee is the Plan administrator. Effective August 28, 1999, the recordkeeper was Ceridian Retirement Plan Services. Effective November 1, 1999, Charles Schwab Trust Company was the Plan trustee and custodian.

Eligibility

All employees of UCB who are twenty-one years of age or older and have completed three months of eligible service may elect to participate in the Plan.

Employee contributions to the Plan

Contributions to the Plan are made from employee payroll deductions. Participating employees may contribute up to 15% of their annual compensation; however, such contributions cannot exceed the applicable Internal Revenue Code dollar limits. Participants may choose among the investment options described in Note 3.

Employer contributions to the Plan

The Plan Document provides for employer contributions of 50 percent of employee contributions for employee participants, subject to a maximum annual company participation of $2,000. Employer contributions are limited by Internal Revenue Code dollar limits. The matching contribution vests ratably over the first five years of service.

Allocation of forfeitures

If employee turnover results in forfeitures of non-vested employer contributions, such forfeitures are placed in the Money Market Fund. Such amounts may be used to pay administrative expenses, correct administrative errors or reduce future employer contributions. Total forfeitures at December 31, 2001 and 2000 amounted to $93,697 and $639, respectively.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2001 and 2000

Vesting of benefits

Participants are immediately vested in their contributions to the Plan plus earnings thereon. Employees vest in employer contributions based on their years of service, with incremental vesting of 20% for each of the first five years of service and 100% vesting for employees with five or more years of service.

Termination of the Plan

Should the Plan terminate at some future date, all affected participants will be 100% vested in their account balances. Such balances will be fully distributed to the participants.

Administrative expenses

Administrative expenses of the Plan are generally performed or paid for by UCB.

Participant loans

Under the terms of the Plan, loans from participant accounts may be made to Plan participants subject to the terms and limitations set forth in the Plan document and the Internal Revenue Code. All loans are fully amortized and repaid in substantially level payroll deductions. The loans are secured by the vested portion of a participant’s account balance. For loans originated during 2001 and 2000, the interest rate was Bank of America Prime.

2. Summary of Significant Accounting Policies

Basis of accounting

The accounts of the Plan are maintained on a modified basis of cash receipts and disbursements. Accordingly, the accompanying financial statements do not include employee contributions receivable of approximately $49,243 and $49,058 and employer contributions receivable of approximately $7,627 and $11,165 at December 31, 2001 and 2000, respectively. In addition, these statements do not reflect benefits payable to former participants of the Plan of $10,000 at December 31, 2000. There were no such payments made at December 31, 2001.

Investment valuation and income recognition

All investments are carried at market value, which represents fair value, as reported by Charles Schwab Trust Company, and as determined by the Ceridian Retirement Plan Services as of December 31, 2001 and December 31, 2000. In accordance with the Plan’s policy of carrying investments at market value, the change in the net unrealized appreciation or depreciation is included in the statement of changes in net assets available for benefits on an accrual basis. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2001 and 2000

Use of estimates

The preparation of financial statements on a modified basis of cash receipts and disbursements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3. Investment Elections

Participants can direct contributions to any of the eight mutual funds managed by the Frank Russell Investment Management Company, the Dreyfus S&P 500 Index Fund, UCBH Holdings Inc. stock and/or the money market fund.

4. Investments

Investments representing 5% or more of net assets available for Plan benefits were as follows:

UCBH Holdings, Inc.[1] - common stock	$985,620
Dreyfus S&P 500 Index Fund	770,660
Frank Russell Equity I Fund	1,807,183
Frank Russell Equity II Fund	1,390,651
Frank Russell Equity III Fund	870,633
Frank Russell International Fund	1,211,459
Frank Russell Fixed Income I Fund	1,077,388
Frank Russell Fixed Income II Fund	1,709,218
Schwab Retirement Money Market Funds	2,212,769

5. Tax Status of the Plan

UCB has received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. The Plan administrator is of the opinion that the Plan continues to fulfill the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

[1]	Designates a party-in-interest with respect to the Plan.

United Commercial Bank Savings Plus Plan Schedule of Assets Held for Investment December 31, 2001	EIN 94-3009408 Form 5500, Item 4i Schedule I

Identity of issuer and	Current
description of investment	value

UCBH Holdings, Inc.[1] - common stock	$985,620
Dreyfus S&P 500 Index Fund	770,660
Frank Russell Equity I Fund	1,807,183
Frank Russell Equity II Fund	1,390,651
Frank Russell Equity III Fund	870,633
Frank Russell International Fund	1,211,459
Frank Russell Emerging Markets Fund	264,683
Frank Russell Fixed Income I Fund	1,077,388
Frank Russell Fixed Income II Fund	1,709,218
Schwab Retirement Money Market Funds	2,212,769

Total Investment Portfolio	12,300,264
Participant loans[2]	195,971

Total investment portfolio and participant loans	$12,496,235

[1]	Designates a party-in-interest with respect to the Plan.

[2]	Participant loans have various maturities, are fully amortized, and are repaid by employee payroll deduction. At December 31, 2001 interest rates on outstanding loans ranged from 4.5% to 9.5%.